Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT
The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that at its meeting held on June 30, 2026, the Company´s Board of Directors, in compliance with the resolution approved by the Ordinary shareholders’ meeting held on April 28, 2026, resolved to make available to the shareholders the total amount of Ps. 39,999,772,000.- as cash dividends, payable in three (3) equal and consecutive installments of Ps. 13,333,257,333.33.- each, to be paid according to the following schedule: (i) the first installment between July 1 and July 15, 2026; (ii) the second installment between August 1 and August 15, 2026; and (iii) the third installment between September 1 and September 15, 2026."
In accordance with the previously schedule announced, notice is hereby given that a cash dividend in the amount of $ 13,333,257,333.33 will be made available to those shareholders registered as of July 6, 2026 (the “Record Date”), beginning on July 13, 2026 (the “Payment Date”)—or such other date as required by the applicable law and regulations in force in the jurisdictions where the Company's shares are listed. The dividend amounts to Ps. 8.30084132575628 per share with a par value of Ps. 1.00, representing 830.0841% of the Company's share capital as of that date.
The Company will deduct from this payment of such cash dividends any amount paid by the Company for the Personal Asset Tax, pursuant to terms set by the unnumbered article incorporated below article 25 of Law 23,966, incorporated by Law No. 25,585. Furthermore, the dividend distribution is subject to a 7% withholding tax pursuant to Articles 97 and 193 of the Argentine Income Tax Law.
The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the listing rules.
Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by regulatory rules in place for the conversion of the portion of said dividend into foreign currency and the applicable rules of the jurisdiction in which such ADRs are listed.
Autonomous City of Buenos Aires, July 2, 2026.

A. Enrique Pedemonte
Authorized Representative
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183